SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
under Section 14(d)(4)
of the Securities Exchange Act of 1934

NTS-Properties III
(Name of Subject Company)

NTS-Properties III
(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E100
(CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner
of
NTS-PROPERTIES ASSOCIATES
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of the persons filing statement)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

☐   Check the box if the filing relates solely to preliminary communications made before
the commencement of a tender offer.

Item 1. Subject Company Information.

(a)   The name of the subject company is NTS-Properties III, a Georgia limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

(b)   The subject class of equity securities is limited partnership interests in the Partnership (the "Interests"). As of the date of this Offer, the Partnership had 12,675 outstanding Interests held by 690 holders of record.

Item 2. Identity and Background of Filing Person.

(a)   The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

(d)   This Schedule 14D-9 relates to an Offer to Purchase dated July 18, 2001 (the "Third-Party Offer to Purchase") by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and Equity Resources Group, Inc., a Massachusetts corporation (collectively, the "Purchaser"), to purchase for cash up to 2,532 Interests at a price of $275 per Interest, subject to the terms and conditions set forth in the Third-Party Offer to Purchase and the related Agreement of Sale (which together constitute the "Third-Party Offer") included as exhibits to a Schedule TO filed by the Purchaser on July 18, 2001.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Information contained in Section 11 of the Offer to Purchase ("Partnership/ORIG Offer to Purchase") by the Partnership and ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership ("ORIG"), included as an exhibit to a Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001 is incorporated herein by this reference.

Item 4. The Solicitation or Recommendation.

(a)-(b) Information contained in the "Notice to Investors dated July 23, 2001" and included as Exhibit (a)(i)(vi) hereto is incorporated herein by this reference.

(c)   Neither the Partnership, NTS- Properties Associates, the Partnership's general partner (the "General Partner"), nor any affiliates of the Partnership or the General Partner intends to tender any Interests pursuant to the Third-Party Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

(a)   None.

Item 6. Interest in Securities of the Subject Company.

(b)   Information contained in Section 13 of the Partnership/ORIG Offer to Purchase is incorporated herein by this reference.

Item 7. Purpose of the Transaction and Plans or Proposals.

(d)(1) Information contained in Section 1 of the Partnership/ORIG Offer to Purchase is incorporated herein by this reference.

(d)(2) Not Applicable.

Item 8. Additional Information.

(b)   None.

Item 9. Material to be Filed as Exhibits.

(a)(1)(i)	Offer to Purchase dated June 25, 2001 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(ii)	Form of Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iii)	Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (Incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iv)	Form of Letter to Limited Partners (Incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(v)	Substitute Form W-9 with Guidelines (Incorporated by reference to Exhibit (a)(1)(v) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(vi)	Notice to Limited Partners dated July 23, 2001 (Incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO-A filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(vii)	Revised Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(vii) to Schedule TO-A filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(viii)	Notice of Withdrawal for Third-Party Offer (Incorporated by reference to Exhibit (a)(1)(viii) to Schedule TO-A filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(2)	None.
(a)(3)	None.

(a)(4)	None.
(a)(5)	None.
(e)	Section 11 of the Partnership/ORIG Offer to Purchase dated June 25, 2001 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2001

NTS-PROPERTIES III, a Georgia limited partnership

By: NTS-PROPERTIES ASSOCIATES, a Georgia limited partnership and General Partner

By: */s/ J.D. Nichols*
      J.D. Nichols, Managing General Partner

EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated June 25, 2001 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(ii)	Form of Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iii)	Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (Incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iv)	Form of Letter to Limited Partners (Incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(v)	Substitute Form W-9 with Guidelines (Incorporated by reference to Exhibit (a)(1)(v) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(vi)	Notice to Limited Partners dated July 23, 2001 (Incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO-A filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(vii)	Revised Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(vii) to Schedule TO-A filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(viii)	Notice of Withdrawal for Third-Party Offer (Incorporated by reference to Exhibit (a)(1)(viii) to Schedule TO-A filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(e)	Section 11 of the Partnership/ORIG Offer to Purchase dated June 25, 2001 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(g)	None.